Exhibit 99.1

Top Tier U.S. Insurer Selects Sapiens DECISION for Its
Retirement and Investment Services Group

This win is an expansion of the long-term relationship between the insurer and Sapiens

Holon, Israel and Rochelle Park, New Jersey – November 23, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, today announced that a top tier U.S. insurer has selected the Sapiens DECISION business decision management solution to centralize business logic for process optimization and the creation of new market opportunities.

Sapiens DECISION will be implemented by the Retirement and Investment Services group, starting with the Annuity Management and Accumulation departments. The combination of the longstanding relationship between the companies and the group’s previous adoption of The Decision Model (TDM) methodology as its standard, made the selection of Sapiens DECISION a logical choice.

The Sapiens DECISION solution will enable the group to create and maintain a central repository for business logic and quickly and consistently implement policies and processes throughout the core operation. The group, which currently uses Excel and Visio to manage and distribute decision models, will be migrating to Sapiens DECISION for the efficient flow and execution of business logic.

“As an early adopter of The Decision Model, this leading insurance company gained clear insight into process optimization, operational efficiency and new market opportunities,” said Rami Doron, managing director of Sapiens DECISION. “Sapiens has a proven ability to focus on a common vision and deliver quality results. We look forward to helping this company maintain their leadership position.”

“The insurance industry is a good fit for Sapiens DECISION’s expansion, because we have relationships with the leading carriers and insurers possess a significant volume of complex business rules to manage,” said Roni Al-Dor, Sapiens president and CEO. “We are actively speaking with insurers about the potential benefits provided by Sapiens DECISION.”

Sapiens DECISION, based on the principles of The Decision Model, has revolutionized the field of decision management. It enables businesses, for the first time since the advent of business automation, to model, test, maintain and manage their business logic, independent of implementation technology. A number of the world’s leading financial institutions are using Sapiens DECISION to author, manage and automate the operational, policy and regulatory decisions made on a regular basis.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com